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                      THE LATIN AMERICA EQUITY FUND, INC.

                              466 LEXINGTON AVENUE
                                   16TH FLOOR
                            NEW YORK, NEW YORK 10017

                                                                OCTOBER 24, 2001

DEAR SHAREHOLDER:

    The Latin America Equity Fund, Inc. (the "Fund") is offering to purchase 1,312,576 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date the offer expires (the "Offer").

    The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

    Please note that the Offer is scheduled to expire at 5:00 P.M. Eastern Time on November 21, 2001, unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Shareholder Communications Inc., the Information Agent, at (800) 498-2621.

                                          Sincerely,

                                          /s/ James P. McCaughan
                                          James P. McCaughan
                                          Chairman of the Board of Directors